UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               Staff Leasing, Inc.
                                (Name of Issuer)

                    Shares of Common Stock, ($.01 par value)
                         (Title of Class of Securities)

                                   0008523811
                                 (CUSIP Number)






                                                  with copies to:

Gary Binning                                      John M. Reiss, Esq.
Paribas                                           White & Case LLP
787 Seventh Avenue                                1155 Avenue of the Americas
New York, NY 10019                                New York, NY 10036
(212) 841-2141                                    (212) 819-8247


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 12, 1999
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or13d-1(g), check the following box.
(X)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                  ------------

                                  SCHEDULE 13D

---------------------------------
 CUSIP No. 0008523811
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paribas      I.R.S. Identification No.
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   ( )(a)
                                                                   (X)(b)

-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         N/A
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                            ( )



-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of France
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              0*
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0*
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0*
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   ( )

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         BK
-------- -----------------------------------------------------------------------

______________________

* Paribas may be deemed to be the beneficial owner of the Common Stock of Staff Leasing, Inc. reported herein through its direct ownership of Paribas North America, Inc. and its indirect ownership of Paribas Principal, Inc. Such shares of Staff Leasing, Inc. are not included above so as to avoid double counting.

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paribas  North America, Inc.      I.R.S. Identification No.
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   ( )(a)
                                                                   (X)(b)

-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         N/A
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                            ( )

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              425,000*
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            425,000*

                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         425,000*
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    ( )

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         1.9
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         Co
-------- -----------------------------------------------------------------------

______________________

* Paribas North America, Inc. may be deemed to be the beneficial owner of the Common Stock of Staff Leasing, Inc. reported herein by Paribas Principal, Inc. through its ownership of Paribas Principal, Inc. Such shares of Staff Leasing, Inc. are not included above so as to avoid double counting.

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paribas  Principal Incorporated    I.R.S. Identification No. 133529118
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   ( )(a)
                                                                   (X)(b)

-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         N/A
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                            ( )

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of New York
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON               2,321,891
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            2,321,891

                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,321,891
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    ( )

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         9.9
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         Co
-------- -----------------------------------------------------------------------

Item 1.  Security and Issuer.

          This statement on Schedule 13D (this "Statement") relates to the common stock, $.01 par value per share (the "Common Stock"), of Staff Leasing, Inc., a Florida corporation (the "Company"). The principal executive offices of the Company are located at 600 301 Boulevard West, Bradenton, FL 34205.


Item 2.  Identity and Background.

          This Statement is being filed by (i) Paribas Principal Incorporated ("PPI"), a corporation organized under New York law, (ii) Paribas North America, Inc. ("PNA"), a corporation organized under Delaware law and (iii) Paribas, a banking organization established under the laws of the Republic of France which engages in activities and maintains holdings in a number of jurisdictions. PPI, PNA and Paribas are hereinafter sometimes collectively referred to as the "Reporting Persons."

          PPI is a wholly-owned subsidiary of PNA which in turn is a wholly-owned subsidiary of Paribas. PPI is a Small Business Investment Company licensed by the U.S. Small Business Administration through which Paribas holds investments in qualifying small businesses. The address of PPI's principal place of business is 787 Seventh Avenue, New York, New York 10019.

          PNA is a holding company through which Paribas holds investments in the United States. The address of PNA's principal place of business is 787 Seventh Avenue, New York, New York 10019.

          Paribas engages in banking and financial services world-wide. In addition, Paribas holds operating subsidiaries that engage in a wide variety of financial services, manufacturing, trading development and related activities. The principal office address of Paribas is 3, rue d'Antin, 75002 Paris, France.

          The attached Schedule I is a list of the executive officers and directors of PPI, PNA and Paribas, which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

          During the last five years, neither PPI, PNA, Paribas nor, to the best of PPI's, PNA's or Paribas' knowledge, any person named on Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          The  purchase   price  for  the  shares  of  Common  Stock   currently
beneficially owned by each of PPI and PNA was funded from each of PPI's and PNA's working capital.

          This Statement does not report an acquisition of any shares of Common Stock, but rather is filed pursuant to Rule 13d-1(e) promulgated under the Exchange Act to report the Filing Persons' proposals regarding certain potential transactions involving the Company, as described in more detail below.

Item 4.  Purpose of Transaction.

          Each of the Reporting Persons originally acquired the shares of Common Stock beneficially owned by such person for investment purposes.

          In the ordinary course of the Reporting Persons' businesses, the Reporting Persons from time to time review their investments and consider possible strategies for enhancing value. As part of their ongoing review of their investment in the Common Stock, representatives of PPI met with the Chief Executive Officer of the Company on March 12, 1999, to discuss the financial condition and prospects of the Company. During the course of the conversation, PPI indicated that PPI would be interested in exploring with the Company a transaction whereby a company, in which PPI has a substantial investment, would enter into a business combination transaction with the Company.

          On March 17, 1999, PPI sent a letter to the Company (the "Proposal Letter") (attached hereto as Exhibit 1) pursuant to which PPI made a non-binding proposal to acquire the Company through Transport Labor Contract/Leasing, Inc. (the "Purchaser"), a company operating in the staff leasing industry in which PPI has a substantial equity interest. The Proposal Letter provided that the Company's existing stockholders would receive $17.50 per share in cash for their shares of Common Stock, provided, that certain current strategic stockholders would be given the opportunity to exchange their equity interests in the Company for equity interests in the surviving entity in the merger (the "Proposed Transaction"). In connection with the Proposed Transaction, the Common Stock would be delisted from Nasdaq and would be deregistered under the Exchange Act.

          As set forth in the Proposal Letter, the Proposal Letter does not constitute a binding offer and any agreement would be subject to a number of customary conditions. In particular, the proposal is conditioned upon the approval of the Board of Directors of each of the Purchaser and the Company, the obtaining of financing and satisfactory completion of due diligence by the Purchaser. In the Proposal Letter, PPI requested that the Company inform PPI by March 19 as to when PPI can commence due diligence. No assurances can be given as to whether PPI will make an offer for the Company, if an offer is made what the terms and conditions of such offer would be, whether the Company will accept such offer or if the offer is accepted whether a transaction will be consummated. The Reporting Persons expect to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, market price of the Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate and may or may not submit a revised proposal or withdraw the proposal. In particular, the Reporting Persons may at any time and from time to time acquire additional shares of Common Stock or securities convertible or exchangeable for Common Stock; dispose of shares of Common Stock; or exercise warrants for shares of Common Stock. Any such transactions may be effected at any time and from time to time, subject to any applicable limitations of the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act.

          Except as disclosed in this Item 4, none of the Reporting Persons has any current plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b)  An  extraordinary  corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Company, including any plan or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g)  Changes  in  the  Company's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

          (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

          Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Reporting Person as of March 12, 1999. None of the Reporting Persons beneficially owns shares of any other class of capital stock of the Company.


                            Number of Shares       Number of Shares
                           Beneficially Owned     Beneficially Owned     Aggregate Number of     Percentage of
                          with Sole Voting and    with Shared Voting     Shares Beneficially   Class Beneficially
          Name            Dispositive Power (1)  and Dispositive Power          Owned             Owned (2)
------------------------- ---------------------  ---------------------   -------------------   ------------------

Reporting Persons (3)            2,746,891                     0             2,746,891                11.7%

PPI (4)                          2,321,891                     0             2,321,891                 9.9%

PNA (5)                            425,000                     0               425,000                 1.9%

Paribas (6)                              0                     0                     0                   0%


---------------
(1)      Pursuant to Rule 13d-3 under the Exchange Act, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power"  (which  includes  the power to vote or to direct  the voting of such  security)  or  "investment  power"  (which  includes the power to dispose or to direct the  disposition  of such  security).  A person is also  deemed to be a  beneficial  owner of any  security  of which that person has a right to acquire beneficial ownership (such as by exercise of options or pursuant  to a  conversion  feature of a security)  on or within 60 days after the date hereof. In addition, more than one person may be deemed to be a beneficial  owner of the same  securities,  and a person may be deemed to be a beneficial owner of securities as to which he or she may disclaim any beneficial interest.

(2)      The  percentages  of Common Stock  indicated in this table are based on the  22,471,067  shares of Common Stock  outstanding  as of October 31,
         1998,  as disclosed in the  Company's  most recent Form 10-Q filed with
         the   Securities  and  Exchange   Commission.   Any  Common  Stock  not
         outstanding which is subject to options or conversion  privileges which the  beneficial  owner had the right to  exercise  on or within 60 days after the date hereof is deemed  outstanding  for purposes of computing the percentage of Common Stock owned by such  beneficial  owner and for the Reporting Persons but is not deemed  outstanding for the purpose of computing the percentage of outstanding Common Stock owned by any other beneficial owner.

(3)      Includes (i)  1,323,521  shares of Common Stock owned of record by PPI,
         (ii) warrants to purchase 998,370 shares of Common Stock owned of record by PPI, and (iii) 425,000 shares of Common Stock owned of record by PNA.

(4) Includes (i) 1,323,521 shares of Common Stock owned of record by PPI, and (ii) warrants to purchase 998,370 shares of Common Stock owned of record by PPI.

(5) Includes 425,000 shares of Common Stock owned of record by PNA. PNA may be considered the beneficial owner of the shares reported by PPI herein through its ownership of PPI. Such shares are not included in the table so as to avoid double counting.

(6) Paribas may be considered the beneficial owner of the shares reported by PPI and PNA herein through its ownership of PNA. Such shares are not included in the table so as to avoid double counting.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          Common Stock Purchase Warrant. The Company has granted PPI a Common Stock Purchase Warrant, dated as of June 9, 1998 (the "Purchase Warrant").

          The Purchase Warrant provides PPI the right to purchase 998,370 shares of Common Stock of the Company, $0.01 par value per share, at an exercise price of $7.24 per share. The Purchase Warrant is currently exercisable by PPI until it expires on March 31, 2001.

          The  Purchase  Warrant  has  certain  anti-dilution   protections  and
transfer restrictions more fully described in Articles II and III of the Purchase Warrant which are hereby incorporated by reference.

          PPI is party to a Registration Rights Agreement dated April 26, 1996 with the Company (as successor in interest to Staff Capital L.P.), (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, Paribas, PPI and their respective affiliates (the "Paribas Holders") have the right to request on two occasions that the Company, at the Company's expense, register pursuant to the Securities Act, certain shares of Common Stock held by the Paribas Holders. The Paribas Holders also have the right, subject to certain limitations, to request that the Company, at the Company's expense, include certain shares of Common Stock in a registration undertaken by the Company. All requests for registration are subject to certain other customary terms and conditions.

          The foregoing description of each of the Purchase Warrant and Registration Rights Agreement is qualified in its entirety by the provisions of each such document, forms of which are attached hereto as exhibits.

Item 7.  Material to Be Filed as Exhibits.

          The following exhibits are filed with this statement:

          1.   Proposal Letter, dated March 17, 1999, from PPI to the Company.

          2.   Form of  Purchase  Warrant issued by the Company to PPI.

          3. Registration Rights Agreement, dated April 26, 1996 between PPI, the Company (as successor in interest to Staff Capital, L.P.) and the other parties set forth therein.

          4. Joint Filing Agreement, dated March 18, 1999 among the Reporting Persons.

                                    SIGNATURE



          Each Reporting Person certifies that, after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this statement is true, complete and correct.


Dated:  March 19, 1999




                                        PARIBAS



                                        By: /s/ Gary A. Binning
                                            ---------------------------------
                                            Name:  Gary A. Binning
                                            Title: Managing Director



                                        PARIBAS NORTH AMERICA, INC



                                        By: /s/ John G. Martinez
                                            ---------------------------------
                                            Name:   John G. Martinez
                                            Title:  Financial Controller



                                        PARIBAS PRINCIPAL, INC



                                        By: /s/ Gary A. Binning
                                            ---------------------------------
                                            Name:   Gary A. Binning
                                            Title:  Director

                                                                      Schedule I

               The following tables set forth for the directors and executive officers of PPI, Paribas and PNA (i) the name and citizenship of each such person; (ii) the present principal occupation or employment of each such person; and (iii) the name, principal business and address of any business corporation or other organization in which such occupation or employment is conducted.


                                       A.
                     Executive Officers and Directors of PPI


                                                    Present principal occupation or
Name/Position                                       employment and name and business
Name/Position                   Citizenship         address of employer

M. Steven Alexander/            United States       Managing Director of Paribas,
Director and President of                           New York Branch
PPI                                                 787 Seventh Avenue
                                                    New York, New York 10019

Philippe Blavier/               United States and   Global Head of Corporate Banking of
Director of PPI                 French              Paribas, 3 rue d'Antin 75002 Paris,
                                                    France

Jeffrey Youle/                  United States       Managing Director of Paribas,
Director and Secretary of PPI                       New York Branch
                                                    787 Seventh Avenue
                                                    New York, New York 10019

Everett Schenk/                 United States       Managing Director of Paribas,
Director of PPI                                     New York Branch
                                                    787 Seventh Avenue
                                                    New York, New York 10019

Herve Couffin/                  French              Member of the Executive
Director of PPI                                     Committee of Paribas
                                                    Affaires Industrielles, 3 rue
                                                    d'Antin 75002 Paris, France

Gary Binning/                   United States       Managing Director of Paribas,
Director of PPI                                     New York Branch
                                                    787 Seventh Avenue
                                                    New York, New York 10019

Stephen Eisenstein/             United States       Managing Director of Paribas,
Director of PPI                                     New York Branch
                                                    787 Seventh Avenue
                                                    New York, New York 10019

Donna Kiernan/                  United States       Chief Financial Officer of Paribas,
Chief Financial Officer of PPI                      New York Branch
                                                    787 Seventh Avenue
                                                    New York, New York 10019



                                       B.
                       Executive Officers and Directors of
                                     Paribas

               Except as otherwise noted, the address of each such person in this Part C is 3, rue d'Antin, 75002 Paris, France.


                                                   Present Principal occupation or
                                                   employment and name and business
Name/Position                   Citizenship               address of employer

Michel Francois-Poncet/            French          President of Supervisory Board of
President of Supervisory                           PARIBAS
Board

Evan Baird/Member of           United Kingdom      President
Supervisory Board                                  SCHLUMBERGER
                                                   42, rue Saint Dominique
                                                   75007 Paris, France

Claude Bebear/Member of            French          President
Supervisory Board                                  AXA
                                                   21/23, avenue de Matignon
                                                   75008 Paris, France

Paul Desmarais/ Member            Canadian         President
of Supervisory Board                               Power Corporation of Canada
                                                   751 Victoria Square
                                                   Montreal, Quebec  Canada

Jean Gandois/Member of             French          President
Supervisory Board                                  Cockerill Sambre
                                                   4 Rue Quentin Bauchart
                                                   75008 Paris, France

Antoine Jeancourt-                 French          President
Galignani/Member of                                ASSURANCES GENERALE
Supervisory Board                                  DE FRANCE
                                                   87, rue de Richelieu
                                                   75002 Paris, France

Thierry Desmarest/                 French          President
Member of Supervisory                              COMPAGNIE FRANCAISE
Board                                              DES PETROLES TOTAL
                                                   Tour Total
                                                   24, Cours Michelet
                                                   92080 Puteaux, France

Andre Levy-Lang/                   French          President of Board of
President of Board of                              Management of
Management                                         PARIBAS

Philippe Dulac/                    French          Member of Board of
Member of Board of                                 Management of
Management                                         PARIBAS

Christian Manset/                  French          Member of the Supervisory Board  of
Member of Supervisory                              PARIBAS
Board

Colette Neuville/ Member           French          Representative of the Minority
of Supervisory Board                               Shareholders Association
                                                   4, rue Montescot
                                                   28000 Chartres, France

Dennis Kessler/Member of           French          Directeur General
Supervisory Board                                  AXA
                                                   21/23, Avenue de Matignon
                                                   75008 Paris, France

Serge Tchuruk/Member of            French          Alcatel Alsthom
Supervisory Board                                  33, rue Emeriau
                                                   75015 Paris, France

Amaury-Daniel de Seze/             French          Member of Board of
Member of Board of                                 Management of PARIBAS
Management

Antonio Borges/                  Portuguese        Dean of INSEAD Business School,
Member of the                                      Boulvard de Constance
Supervisory Board                                  77305 Fountainbleau Cedex

Philippe Degeilh/                  French          Member of the Supervisory Board of
Member of the                                      Paribas
Supervisory Board

Paul-Louis Halley/                 French          Chairman
Member of the                                      Promodes
Supervisory Board                                  123 rue Jules Guesde
                                                   12300 Levallois-Perret

Alexandre Lamfalussy/             Belgian          President
Member of the                                      Insitute of European Studies
Supervisory Board                                  Place des Doyeus
                                                   1348 Louvairre, Neuve
                                                   Belgium

Jean Clamon/                       French          Member of the Board of Management of
Member of the Board of                             Paribas
Management

Virin Moulin/                      French          Member of the Supervisory Board of
Member of the                                      Paribas
Supervisory Board

Pierre Nourrit/                    French          Member of the Supervisory Board of
Member of the                                      Paribas
Supervisory Board

Pierre Scohier/                   Belgian          President
Member of the                                      Compagnie Belge de
Supervisory Board                                  Particiaptions/Paribas
                                                   World Trade Center I, 162,
                                                   Boulevard Emille Jacqmain,
                                                   Boite postale 56 1210,
                                                   Bruxelles

Ernest Antoine Seilliere/          French          President
Member of the                                      MEDEF
Supervisory Board                                  President of the Supervisory Board
                                                   of CAP GEMINI
                                                   Chairman of MARINE WENDEL
                                                   Chairman of CGIP

Daniel Bouton/
Member of the                      French          President
Supervisory Board                                  Societe Generale
                                                   President of Societe Generale
                                                   Tour Societe Generale
                                                   17, Cours Valmy
                                                   92972 Paris - La Defence 7 Valmy

Dominique Hoenn/                   French          Member of the Board of Management of
Member of the Board of                             Paribas
Management

Robert de Metz/                    French          Member of the Board of Management of
Member of the Board of                             Paribas
Management

Bernard Muller/ Member             French          Member of the Board of Management of
of the Board of                                    Paribas
Management


                                       C.
                       Executive Officers and Directors of
                              Paribas North America

               Except as otherwise noted, the address of each such person in this Part C is 787 Seventh Avenue, New York, New York 10019.


                                                    Present Principal occupation or
                                                   employment and name and business
Name/Position                     Citizenship              address of employer

Dominique Hoenn/ Director           French          Member of the Board of Management of
of PNA                                              Paribas,  3, rue d'Antin, 75002 Paris,
                                                    France

Bernard Allorent/ Director          French          Paribas,  3, rue d'Antin, 75002 Paris,
of PNA                                              France

Philippe Blavier/              United States and    Global Head of Corporate Banking of
Director of PNA                     French          Paribas, 3 rue d'Antin 75002 Paris,
                                                    France

David Brunner/                   United States
Director of PNA

Alain Louvel/                       French          Paribas, 3 rue d'Antin, 75002 Paris,
Director PNA                                        France

Christian Manset/Member of          French          Member of Board of Management
Board of Management                                 COMPAGNIE FINANCIERE
                                                    DE PARIBAS

Victor Maruri/
Director of PNA

Amaury-Daniel de Seze/              French          Member of Board of Management
Director of PNA                                     PARIBAS
                                                    3, rue d'Antin
                                                    Paris France

Everett Schenk/                  United States      Managing Director of Paribas,
Director of PNA                                     New York Branch
                                                    787 Seventh Avenue
                                                    New York, New York 10019

Geroge T. Deason/                United States      Vice President, Secretary and General
Vice President, Secretary                           Counsel of PNA
and General Counsel of PNA

Donna Kiernan/ Chief             United States      Chief Financial Officer of PNA
Financial Officer of PNA


                                  EXHIBIT INDEX

Exhibit No.

     1.   Proposal Letter, dated March 17, 1999, from PPI to the Company.

     2.   Form of Purchase Warrant issued by the Company to PPI.

     3. Registration Rights Agreement, dated April 26, 1996 between PPI, the Company (as successor in interest to Staff Capital, L.P.) and the other parties set forth therein.

     4.   Joint  Filing  Agreement,  dated  March 18,  1999 among the  Reporting
          Persons.